FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934
For December 15, 2008
Commission File Number 0- 50822
NWT URANIUM CORP.
(Translation of Registrant’s name into English)
70 York Street, Suite 1102, Toronto, Ontario, M5J 1S9, Canada
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑           Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐           No ☑

This Form 6-K consists of:
“NWT Uranium Corp. (TSXV: NWT; OTCBB: NWURF) (the “Corporation”) is pleased to announce that it has entered into a strategic relationship with Chroma International. This arrangement will allow NWT Uranium access to Government-controlled mining assets in Vietnam.
The Principals of Chroma International have extensive Government and Business relationships and a proven track record in obtaining permits/licenses in Vietnam. As such, Chroma International will facilitate NWT Uranium in obtaining advanced mineral properties.
The Principals of Chroma International and current Managers and Directors of NWT Uranium have previously worked successfully in obtaining the license for the largest Gaming Development Project in Vietnam.
Chroma International has arranged meetings between NWT Management and Directors with the Vietnamese Minister of Planning and Investment; and The Prime Minister’s office, and the Minister of Industry.”

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NWT URANIUM CORP.
By: /s/ John P. Lynch
John P. Lynch
President and Chief Executive Officer

Date: December 16, 2008